August 22, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Martin James,

Senior Assistant Chief Accountant

RE:	AmbiCom Holdings, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2013 Filed October 29, 2013

Form 8-K dated May 29, 2014

Filed June 3, 2014

File No. 000-54608

Dear Mr. James:

Please be advised that the undersigned is the duly elected Chief Executive Officer of AmbiCom Holdings, Inc. (the “Registrant”). The purpose of this letter is to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated July 25, 2015 (the “Comment Letter”) regarding the From 8-K filed on May 29, 2014. In this letter, we are responding only to comment number 1 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Form 8-K dated May 29, 2014

1.	Please tell us how you intend to account for the transaction and why. Explain how you considered the requirements of Items 2.01 and 9.01 for the transaction. We note that you have not disclosed whether you will provide audited financial statements and pro forma financial information.

Company Response:

On May 15, 2014, the Registrant acquired certain intangible assets of Veloxum Corp., a privately held Delaware corporation, relating to patents and other intellectual property for 13,100,437 restricted shares of the Registrant’s common stock. The Registrant is accounting for the acquisition in accordance with Accounting Standards Codification section 805-10-15-4(b), as the Registrant believes the assets acquired from Veloxum do not constitute a business and the acquisition therefore does not represent a business combination. Accordingly, the Registrant is not required to include pro forma financial statements of a combined entity.

Further, the Company hereby advises the Commission that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ John Hwang

John Hwang,

Chief Executive Officer